Room 4561

June 22, 2009

Russell D. Chaney
Chairman and Chief Executive Officer
COPsync, Inc.
2010 FM 2673
Canyon Lake, TX 78133

> **Re:** **COPsync, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 15, 2009**
> **File No. 333-140320**

Dear Mr. Chaney:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (512) 646-1106
        J. William Wilson, Esq.
        Phillips & Reiter, PLLC